The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 969-8700 Fax (203) 977-8354
www.thomson.com

News Release

Investor Contact:	Media Contact:
Gene Gartlan	Jason Stewart
Director, Investor Relations	Director, Public Relations
(203) 328-9485	(203) 328-8339
gene.gartlan@thomson.com	jason.stewart@thomson.com

For Immediate Release

THOMSON COMMENCES CASH TENDER OFFER TO
ACQUIRE ELITE INFORMATION GROUP, INC.

(Unless otherwise stated, all amounts are in US dollars)

     STAMFORD, Conn. and TORONTO, April 11, 2003 – The Thomson Corporation (TSX: TOC; NYSE: TOC) announced today that it has commenced a cash tender offer for all of the issued and outstanding shares of common stock of Elite Information Group, Inc. (NASDAQ: ELTE) for a price of $14 per share.

     The cash tender offer is being made in connection with the proposed acquisition of Elite by a newly formed Thomson subsidiary, Gulf Acquisition Corp., pursuant to a previously announced definitive agreement between Thomson, Gulf Acquisition Corp. and Elite. If the proposed merger is consummated, Elite will become an indirect wholly owned subsidiary of Thomson. The Elite board of directors has unanimously recommended that Elite stockholders accept the cash tender offer.

     The cash tender offer is subject to the tender of at least a majority of Elite’s fully diluted shares and other customary conditions. The cash tender offer and withdrawal rights will expire at 12:00 midnight (EDT), on May 8, 2003, unless extended.

     The Thomson subsidiary, Gulf Acquisition Corp., today is mailing to registered holders of Elite shares an Offer to Purchase regarding the cash tender offer, the Elite Solicitation Recommendation Statement on Schedule 14D-9, a Letter of Transmittal to be used to tender Elite shares in the cash tender offer, and other tender offer documents. Beneficial owners of Elite

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holding shares in “street name” should receive information about the tender offer from their bank or broker custodian. Elite shareholders with questions about the tender offer or who need additional copies of the tender offer documents may call the Information Agent, Innisfree M&A Incorporated, at 888.750.5834. Banks and brokers may call collect at 212.750.5833. The Depositary for the cash tender offer is Computershare Trust Company of New York.

     This news release is for informational purposes only. It does not constitute an offer to purchase shares of Elite or a Solicitation/Recommendation Statement under the rules and regulations of the Securities and Exchange Commission. The tender offer will only be made through the Offer to Purchase and related Letter of Transmittal. Thomson has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Elite has filed a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information and security holders of Elite are advised to read these documents carefully before making any decision with respect to the cash tender offer. These documents may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov. Persons with questions regarding the offer should contact Innisfree M&A Incorporated at 888.750.5834.

About Elite
Elite Information Group, Inc., is a leading provider of integrated practice and financial management systems for professional service firms worldwide. The company has built on its success as the premier provider of world-class time and billing systems for the legal industry to deliver a variety of products and consulting services to other professional service markets, including accounting, engineering, marketing and management and IT consulting. More than one-third of the top 1,000 US law firms, more than one-half of the top 100 US law firms, and 30 of the top 100 UK law firms use Elite’s practice and financial management systems. Headquartered in Los Angeles, Elite was named a top-ten software developer by the Los Angeles Business Journal in 2002 for the second consecutive year. The company was also ranked among the Deloitte and Touche Fast 50 technology growth companies. Elite employs more than 400 professionals and has offices worldwide including Los Angeles, New York, Philadelphia and London. For more information, visit www.elite.com.

     About The Thomson Corporation
The Thomson Corporation (http://www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software applications and tools to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation’s common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

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     This news release may include forward-looking statements, which are based on certain assumptions and reflect current expectations of Thomson and Elite. Any forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials Thomson or Elite has filed with the securities regulatory authorities in Canada and the United States, as the case may be, from time to time, including the Thomson annual report on Form 40-F for the year ended December 31, 2002 and the Elite annual report on form 10-K for the year ended December 31, 2002, filed with the SEC. These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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